NESCO INDUSTRIES, INC.
                                   SUITE 4510
                               305 MADISON AVENUE
                               NEW YORK, NY 10016


                                                                November 4, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010


        Registration Statement on Form SB-2
        Registration  No. 333-122403

Ladies and Gentlemen:

The undersigned, Nesco Industries, Inc., in accordance with Rule 477 adopted pursuant to the Securities Act of 1933, as amended, hereby applies to withdraw the above Registration Statement on the grounds that the Registration Statement, and the restrictions imposed on the registrant by having a Registration Statement on file, limits the registrant's ability to obtain the capital it needs to carry out its business activities. The registrant hereby advises the Commission that no securities were sold in connection with the offering contemplated by the Registration Statement.

The registrant notes that it may undertake a subsequent private offering of its securities in reliance on Rule 155(c) adopted pursuant to the Securities Act of 1933, as amended.


                                                  Very truly yours,



                                                  /s/ Matthew Harriton
                                                  Matthew Harriton
                                                  President